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                    November 21, 2023

       Anne Mehlman
       Chief Financial Officer
       Crocs, Inc.
       13601 Via Varra
       Broomfield, Colorado 80020

                                                        Re: Crocs, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 000-51754

       Dear Anne Mehlman:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing